FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, October 31, 2012.

Ger. Gen. N° 143/2012.

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law 18,045, the provisions of General Norm 30 of the Superintendence, and in compliance with the norms set forth in article 50 bis of the Chilean Companies Act, as well as the exercise of the powers bestowed upon me, I hereby inform you as a significant event that today, Enersis S.A. (Enersis) has received a letter from Endesa S.A. (Endesa España or Endesa) dated October 30  2012, presenting a conditionality proposal regarding the Enersis’ capital increase ongoing process. The letter is attached to this form.

Through this letter, Endesa formally requests to Enersis’ Extraordinary Shareholder Meeting, which will address to the capital increase, that the subscription and payment of the issued shares as a result of the operation be subject to a conditional clause consisting in that those minority shareholders subscribe and pay, either in one or more preemptive rights’ subscription periods a minimum number of shares that would allow Endesa to subscribe at least its right to shares without exceeding the aforementioned legal and by-law threshold. If the total number of shares subscribed and paid implies that Endesa exceeds such limit, the condition shall automatically be deemed not satisfied and the subscription contracts of shares would have no legal effect, returning the amounts delivered for the shares to the subscribers.

In addition, the Board of Directors of Enersis agreed today that Endesa’s proposal operation contributes to the best interest of Enersis and that at its next board meeting, will adopt the measures deemed appropriate to protect such best interests of Enersis and of those who would participate in the aforementioned capital increase.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: October 31, 2012